09055062

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.D.A. Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road Suite ~~113-D~~ 207
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Leach (818) 225-9529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.D.A. Financial Services, LLC, as of December 31 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 7th day of January, 2009 by Richard Leach ~~personallly known to me or~~ proved to me on the basis of satisfactory evidence to ~~be the person(s) who appeared before me.~~

Notary Public

By: [signature]
Signature

Manager
Title

OLGA LEIER
Commission # 1734603
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 7th day of January, 2009, by Richard A. Leach, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OLGA LEIER
Commission # 1734603
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2011

(Seal) Signature ____________________

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
I.D.A. Financial Services, LLC:

We have audited the accompanying statement of financial condition of I.D.A. Financial Services, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.D.A. Financial Services, LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 23, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

I.D.A. Financial Services, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	11,179
Prepaid expenses		4,875
Total assets	$	16,054

Liabilities and Member's equity

Liabilities		
Accounts payable	$	1,500
Total liabilities		1,500
Member's equity		14,554
Total liabilities and member's equity	$	16,054

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Commission income	$ 6,040
Total revenues	6,040
Expenses	
Occupancy and equipment rental	3,356
Consulting & other professional fees	25,134
Other operating expenses	5,389
Total expenses	33,879
Net income (loss) before income tax provision	(27,839)
Income tax provision	800
Total income (loss)	$ (28,639)

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

		Member's Equity
Balance at December 31, 2007	$	33,193
Additional investment		10,000
Net income (loss)		(28,639)
Balance at December 31, 2008	$	14,554

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (28,639)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Prepaid expenses	$ (4,875)	
Total adjustments		(4,875)
Net cash provided by (used in) operating activities		(33,514)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Additional investment	10,000	
Net cash provided by (used in) financing activities		10,000
Net increase (decrease) in cash		(23,514)
Cash at beginning of year		34,693
Cash at end of year		$ 11,179

Supplemental disclosure of cash flow information:	
Cash paid during the year for	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

I.D.A. Financial Services, LLC (the "Company"), was incorporated in Colorado on June 17, 1999, as I.D.A Financial Services, Inc. The Company formulated a reorganization during the Spring of 2003 under which the Company was reorganized into a California limited liability company. The reorganization was completed on September 1, 2003, with the transfer of its broker/dealer business and all its corresponding assets and liabilities, to I.D.A. Financial Services, LLC, a California single member limited liability company. The transaction constituted a tax-free reorganization for income tax purposes. Following the reorganization, the Company continued its broker/dealer business. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of Financial Industry Regulatory Authority ("FINRA").

The Company negotiates selling agreements with insurance companies to receive the payment of override commissions for the sale of variable products by third party registered reps at their retail broker/dealers. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. During the year approximately 98 % of revenue was earned from one insurance company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the sole member, CMC Enterprises, Inc. Therefore, no federal tax provision has been provided. However, the Company is subject to a gross receipts fee and minimum franchise tax in California for limited liability companies.

Note 2: INCOME TAXES

The Company is a California registered single member limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of a single member limited liability company's income or loss are passed through to the sole member.

The Company is subject to a limited liability company gross receipts fee, with a minimum provision of $800. At December 31, 2008, the Company recorded gross receipts fee of $–0–, and the minimum limited liability company income tax of $800.

Note 3: RELATED PARTY TRANSACTIONS

For the year ended December 31, 2008, the Company paid a legal firm controlled by its manager $18,015 for compliance services, and $1,500 was still owned at year end. The Company is a party to a FINRA approved expense sharing with two entities affiliated through common management, whereby the Company and two affiliated companies share overhead, general & occupancy expenses. During the year ended December 31, 2008, the Company incurred $3,356 for rent which includes equipment rental, and paid $307 for general expenses.

Had the Company paid its rent, and general expenses, without the benefit of the affiliated entities, the difference in the results would be material.

Note 4: COMMITMENTS AND CONTINGENCIES

Going Concern

The Company had very little activity for the year ended December 31, 2008. This inactivity has resulted in substantial operating losses in prior years, which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the Parent will continue to capitalize the Company to fund its continuing operations. In addition, the Company, with the assistance of its single member, is currently exploring the possibility of creating new ventures that will enhance the industry variable products.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The company has reviewed the following Financial Interpretation (FIN) and Statements of Financial Accounting Standards (SFAS) for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/06
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2008, the Company had net capital of $9,679 which was $4,679 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,500) to net capital was 0.15:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

I.D.A. Financial Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital:		
Member's equity		$ 14,554
Less: Non-allowable assets		–
Prepaid expense	$ (4,875)	
Total adjustments		(4,875)
Net capital before haircut		9,679
Less: Haircuts and undue concentration		–
Net capital		9,679
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 100	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 4,679
Ratio of aggregate indebtedness to net capital	0.15:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

I.D.A. Financial Services, LLC
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to I.D.A. Financial Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

I.D.A. Financial Services, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to I.D.A. Financial Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

I.D.A. Financial Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
I.D.A. Financial Services, LLC:

In planning and performing our audit of the financial statements of I.D.A. Financial Services, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 23, 2009